Exhibit 99.15

PREMIER GOLD MINES LIMITED
PREMIER ROYALTY CORPORATION
BRIDGEPORT VENTURES INC.

NI 43-101 TECHNICAL REPORT
REGARDING THE
1.5% PRODUCTION ROYALTY
HELD ON THE
EMIGRANT PROJECT
ELKO COUNTY, NEVADA
USA

Publication Date: September 10, 2012
Effective Date: September 10, 2012

Authored by:

William J. Lewis B.Sc., P.Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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14.0	MINERAL RESOURCE ESTIMATES		25

15.0	MINERAL RESERVE ESTIMATES		25

16.0	MINING METHODS		25

17.0	RECOVERY METHODS		25

18.0	PROJECT INFRASTRUCTURE		25

19.0	MARKET STUDIES AND CONTRACTS		25

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT		26

21.0	CAPITAL AND OPERATING COSTS		26

22.0	ECONOMIC ANALYSIS		27

23.0	ADJACENT PROPERTIES		27

24.0	OTHER RELEVANT DATA AND INFORMATION		29

25.0	INTERPRETATION AND CONCLUSIONS		29

26.0	RECOMMENDATIONS		29
	26.1	PROJECT BUDGET	29
	26.2	RECOMMENDATIONS	29

27.0	DATE AND SIGNATURE		29

28.0	REFERENCES		30

29.0	CERTIFICATE OF AUTHOR		32

ii

List of Tables

		Page
Table 2.1	List of Abbreviations	6
Table 4.1	Details of the Sections of Land Held by Premier Gold	10
Table 6.1	Summary of Published Resource and Reserve Estimates for the Emigrant Project	17

List of Figures

iii

1.0          SUMMARY

1.1          GENERAL

At the request of Premier Gold Mines Limited, together with its subsidiary Premier Gold Mines U.S.A. Inc., (Premier Gold) and its subsidiary Premier Royalty Corporation (Premier Royalty), Micon International Limited (Micon) has been retained to provide an independent review and Technical Report regarding the 1.5% production royalty (net refinery returns) held indirectly by Premier Gold on Newmont Mining Corporation’s (Newmont) Emigrant Project (previously known as the Emigrant Springs Project) located in Elko County, Nevada. In connection with the reverse takeover transaction involving Bridgeport Ventures Inc. (Bridgeport) and Premier Royalty, Premier Gold intends to transfer the 1.5% production royalty on the Emigrant Project to Premier Royalty. This report is addressed to Premier Gold, Premier Royalty and Bridgeport and has been prepared based on the exemption available under Part 9 (Limited Exemption for Royalty Interests and Similar Interests) of NI 43-101. This report is relies exclusively on general information in the public domain, since the royalty interest held by Premier Gold does not grant it access to Newmont’s data concerning the Project. This Technical Report does not constitute an audit of any mineral resource or reserve estimates on the Emigrant Project.

The review of the Emigrant Project was based on published material researched by Micon, as well as unpublished information originally submitted to Micon by the professional staff of Premier Gold. In addition to Premier Gold’s information on the Project, Micon has conducted research on the internet in compiling the information for this report.

Micon does not have nor has it previously had any material interest in Premier Gold, Premier Royalty, Bridgeport, Newmont or related entities or interests. The relationship with Premier Gold is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the conclusions of this report.

This report is intended to be used by Premier Royalty and/or Bridgeport subject to the terms and conditions of Premier Royalty’s agreement with Micon. That agreement permits Premier Royalty to file this Technical Report in accordance with National Instrument 43-101 (NI 43-101) with the Canadian Securities Administrators pursuant to provincial securities legislation and permits Bridgeport to do the same in connection with the contemplated reverse takeover transaction. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the author’s best judgment in light of the information available at the time of writing. The author and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2          LOCATION AND ACCESS

The Emigrant Project is located in the northern portion of the state of Nevada, USA, near the border of Elko and Eureka counties and southeast of the town of Carlin, population 2,161. The Emigrant Project is approximately 2.5 km east of Newmont’s formerly producing Rain mine.

Access to the Emigrant Project is via approximately 4.8 km of paved highway south from Carlin (Nevada State Highway 308), then over a well-maintained two-lane gravel road southeast from Highway 308. This road is the access for Newmont’s former Rain open pit and underground operation, as well as Premier Gold’s Saddle Project. Secondary dirt roads provide access to other areas of the property.

The main regional centre is Elko, Nevada, which is situated approximately 32 km to the north-northeast. Elko is the main supply base, headquarters and primary residential centre serving the Carlin trend mines. Elko is also the main airport for the region, with daily flights to and from Salt Lake City.

1.3          OWNERSHIP AND ROYALTY

Premier Gold holds the mineral rights to 12 sections, at one square mile each or 640 acres, of land in Elko County, which constitute the Saddle Project. Section 35, Township 32 North, Range 53 East, containing the Emigrant Project, has been leased to Newmont under terms which include the payment to Premier Gold of a 1.5% production royalty.

The production royalty becomes payable upon the start of production from the Emigrant Project and is calculated based on net refinery returns after deducting all freight, treatment and insurance charges with all royalty accruing in any month due and payable before the 25th day of the following month.

In connection with the reverse takeover involving Bridgeport and Premier Royalty, Premier Gold intends to transfer the 1.5% production royalty on the Emigrant Project to Premier Royalty.

1.4          GEOLOGY AND MINERALIZATION

The Emigrant deposit has maximum plan dimensions of 1,100 x 600 m and occurs as a flat lying, faulted sheet up to 240 m, but generally less than, 50 m thick. The maximum thickness is adjacent to the Emigrant Fault. The deposit is located some 2.5 km to the east of the Rain mine and is immediately adjacent to, and in the footwall of, the north-northeast trending and west dipping, normal Emigrant Fault. The Emigrant Fault is occupied by a 15 m wide and 675 m long jasperoid breccia which is highly silicified with minor barite, alunite, jarosite and kaolinite. The gold mineralization is contained within the lower Carboniferous Webb Formation clastic sediments, closely overlying the unconformity with the underlying Devonian Devils Gate Limestone. Thin jasperoid outcrops to the east of the Emigrant Fault occur at the surface and form a bedding-parallel dip-slope. Gold grades are consistently lower than at the Rain mine.

The mineral types are siliceous and oxidized. Barite is present but concentrations are significantly less than at the Rain mine. All of the mineralization is oxidized and no carbon/sulphide mineralization has been identified.

1.5          GENERAL EMIGRANT PROJECT DATA

The following information was published in a January 27, 2011 article entitled “BLM approves Emigrant Project” in the Elko Daily Free Press newspaper:

  The U.S. Bureau of Land Management (BLM) approved Newmont’s plans for an open pit gold mine at the Emigrant Project.

  Proposed operations would last through 2020, with closure operations continuing until 2024.

  Employment at the Project is expected to be approximately 180 people.

  The existing maintenance facility at the former Rain mine will be used for the Emigrant Project.

  Potential acis rock drainage concerns will be addressed by plans calling for encapsulating any acid-generating rock in acid-neutralizing material.

  Authorization has been grated for the disturbance of 1,170 acres of public land, including 442 acres of public surface and private mineral estate, and 248 acres of private land.

  The authorization allows Newmont to mine 92 million tons of ore and 83 million tons of waste rock and to construct a zero discharge heap leach facility on 344 acres, including 214 acres of public land.

The Newmont website notes that construction started in May, 2011 and that mining is expected to commence in the second half of 2012. The life of the operations is planned for about 8 years of mining and 15 years of heap leach processing.

1.6          CONCLUSIONS AND RECOMMENDATIONS

Premier Gold holds a 1.5% production royalty on the Emigrant Project, which Newmont is currently developing. Upon being transferred, the royalty will allow Premier Royalty to benefit financially from the Emigrant Project, which represents a portion of Newmont’s potential future production from its Carlin Belt operations.

According to Newmont’s website, the operating life of the Emigrant Project “could last about eight years for mining and 15 years for heap leach processing”. Thus, Premier Royalty is expected to benefit from its royalty interest for a significant period.

Since Premier Gold does not participate in the decision-making process for the Emigrant Project, Micon makes no recommendations with respect to the future course of the Project.

2.0          INTRODUCTION

At the request of Premier Gold Mines Limited, together with its subsidiary Premier Gold Mines U.S.A. Inc., (Premier Gold) and its subsidiary Premier Royalty Corporation (Premier Royalty), Micon International Limited (Micon) has been retained to provide an independent review and Technical Report regarding the 1.5% production royalty (net refinery returns) held indirectly by Premier Gold on Newmont Mining Corporation’s (Newmont) Emigrant Project (previously known as the Emigrant Springs Project) located in Elko County, Nevada. In connection with the reverse takeover transaction involving Bridgeport Ventures Inc. (Bridgeport) and Premier Royalty, Premier Gold intends to transfer the 1.5% production royalty on the Emigrant Project to Premier Royalty. This report is addressed to Premier Gold, Premier Royalty and Bridgeport and has been prepared based on the exemption available under Part 9 (Limited Exemption for Royalty Interests and Similar Interests) of NI 43-101. This report is relies exclusively on general information in the public domain, since the royalty interest held by Premier Gold does not grant it access to Newmont’s data concerning the Project. This Technical Report does not constitute an audit of any mineral resource or reserve estimates on the Emigrant Project.

The geological setting of the property, mineralization style and occurrences, and exploration history have been described in public reports that were prepared by or for Newmont, as well as in various government and other publications listed in Section 28 “References”. The relevant sections of those reports are reproduced herein.

The Qualified Person responsible for the preparation of this report is William J. Lewis, B.Sc. P.Geo., a senior geologist with Micon. Premier Gold has no right of access to the Emigrant Project and Micon has not visited the site. Premier Gold has requested from Newmont but has not been provided with, access to any non-public information or data relating to the Emigrant Project.

The review of the Emigrant Project was based on published material researched by Micon, as well as unpublished information originally submitted to Micon by the professional staff of Premier Gold. In addition to Premier Gold’s information on the Project, Micon has conducted research on the internet in compiling the information for this report.

All currency amounts are stated in Canadian (CDN $) or US dollars (US $) with commodity prices typically expressed in US dollars. For the purposes of this report, the exchange rate used is US $1 equals CDN $1. Quantities are stated in the US measurement system or in the Système International d’Unités (SI units). Assay grades may also be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Table 2.1 provides a list of the various abbreviations used throughout this report.

Table 2.1
List of Abbreviations

Name	Abbreviation	Name	Abbreviation
Acre(s)	ac	Milligram(s)	mg
Bridgeport Ventures Inc.	Bridgeport	Millimetre(s)	mm
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Net present value	NPV
Canadian National Instrument 43-101	NI 43-101	Newmont Gold Corporation	Newmont
Centimetre(s)	cm	Not available/applicable	n.a.
Day	d	Ounces	oz
Degree(s)	o	Ounces per year	oz/y
Degrees Celsius	[o]C	Parts per billion	ppb
Digital elevation model	DEM	Parts per million	ppm
Dollar(s) Canadian and US	$, Cdn$ and US$	Percent(age)%
Foot or feet	ft	Pound(s)	lb
Gram(s)	g	Premier Gold Mines Limited and Premier Gold Mines U.S.A. Inc.	Premier Gold
Grams per metric tonne	g/t	Premier Royalty Corporation	Premier Royalty
Greater than	>	Qualified Person	QP
Hectare(s)	ha	Quality Assurance/Quality Control	QA/QC
Kilogram(s)	kg	Saddle Gold Inc.	Saddle Gold
Kilometre(s)	km	Second	s
Less than	<	Specific gravity	SG
Litre(s)	L	Système International d’Unités	SI
Metre(s)	m	Ton(s) (short)	ton
Micon International Limited	Micon	Tons (short) per day	tons/d
Mile(s)	mi	Tonne (metric)	t
Million tonnes	Mt	Tonnes (metric) per day	t/d
Million ounces	Moz	Universal Transverse Mercator	UTM
Million years	Ma	Year	y
Million metric tonnes per year	Mt/y

Micon does not have nor has it previously had any material interest in Premier Gold, Premier Royalty, Bridgeport and Newmont or related entities or interests. The relationship with Premier Gold is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the conclusions of this report.

This report is intended to be used by Premier Royalty and/or Bridgeport subject to the terms and conditions of Premier Royalty’s agreement with Micon. That agreement permits Premier Royalty to file this Technical Report in accordance with National Instrument 43-101 (NI 43-101) with the Canadian Securities Administrators pursuant to provincial securities legislation and permits Bridgeport to do the same in connection with the contemplated reverse takeover transaction. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the author’s best judgment in light of the information available at the time of writing. The author and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0          RELIANCE ON OTHER EXPERTS

As a royalty holder on the Emigrant Project, Premier Gold does not have access to Newmont’s data for the Project and Newmont is under no obligation to provide access to the site. Premier Gold has requested but has not been provided with access to any non-public information or data relating to the Emigrant Project. Thus, the only information available to Micon regarding the Emigrant Project is that within the public domain.

Micon has been unable to secure specific reliance consents from individuals/corporations who have published public domain data, and as a result this Technical Report is based solely on information obtained from the public domain without recourse to independent verification or validation or access to the Emigrant Project or Newmont’s data for the Project. Information with respect to exploration, drilling, sample preparation, analysis and security, mineral processing and metallurgical testing, mineral resource estimates, mineral reserves, mining methods, recovery methods, project infrastructure, market studies and contracts, environmental studies, permitting and social or community impact and capital and operating costs was not available in the public domain and, as a result, the sections of this Technical Report which would normally include such information have not been completed.

In particular, Micon, has relied upon Newmont’s published resource and reserve estimates for the Project.

The various agreements under which Premier Gold holds title to the mineral rights which are subject to a lease agreement with Newmont pursuant to which the production royalty is payable have not been reviewed by Micon and Micon offers no legal opinion as to the validity of the mineral title or royalty interest claimed. A description of the property, and ownership thereof, is provided for general information purposes only. However, Premier Gold has obtained a title opinion, dated February 27, 2012, from the law firm of Harris & Thompson of Reno, Nevada.

Comments on the state of environmental conditions, liability and remediation have been made where required by NI 43-101. Micon offers no opinion on the state of the environment on the property.

The description of geology, mineralization, exploration and mineral resource estimation methodology used in this report have been taken from published reports on the Emigrant Project.

The figures and tables for this report were provided by Premier Gold and are reproduced or derived from reports written for Premier Gold or for companies which conducted exploration programs on the property, or by governmental departments.

The photographs contained in this report were for the most part taken by Mr. Lewis during a 2009 site visit to the nearby Saddle deposit and, where obtained from other sources, the source is acknowledged below the photograph.

4.0          PROPERTY DESCRIPTION AND LOCATION

4.1          LOCATION

The Emigrant Project is located in the northern portion of the state of Nevada near the border of Elko and Eureka counties. The location of the Emigrant Project and other properties held by Premier Gold is shown in Figure 4.1.

Figure 4.1
Emigrant Project Location Map

Figure supplied by Premier Gold Mines Limited. Figure dated August 25, 2012.

More specifically, the Emigrant Project is located southeast of the town of Carlin, population 2,161, and approximately 2.5 km east of Newmont’s formerly producing Rain mine.

4.2          TITLE AND OWNERSHIP

Premier Gold holds the mineral rights to 12 sections, at one square mile each or 640 acres, of land in Elko County, which constitute the Saddle Project. Section 35, Township 32 North, Range 53 East, containing the Emigrant Project, has been leased to Newmont under terms which include the payment to Premier Gold of a 1.5% production royalty. The 12 sections of land held by Premier Gold are shown in Figure 4.2 and their locations are identified in Table 4.1. The lease was entered into on June 15, 1980 for an initial term of 50 years, and so for so long thereafter as mining development or processing operations are being conducted on the leased property.

Figure 4.2
Location of the Sections of Land Owned by Premier Gold

Figure supplied by Premier Gold Mines Limited. Figure dated August 25, 2012.

Table 4.1
Details of the Sections of Land Held by Premier Gold

Township	Range	MDM*, Section
32 North	52 East	25
31 North	53 East	4
32 North	53 East	15, 19, 21, 23, 25, 27, 29, 31, 33, 35
*MDM is the abbreviation for Mount Diablo Meridian. Table supplied by Premier Gold Mines Limited.

Under the U.S. Department of Interior nomenclature, the location of land is described in terms of township, range and section. Townships are numbered north or south of designated latitudes and ranges are numbered east and west of designated meridians. Townships and ranges define parallelograms of approximately 93.24 square kilometres (km2) in area, consisting of 36 sections nominally of 2.59 km2 (one square mile) each. Boundaries of sections were established by surveys carried out by the U.S. Coast and Geodetic Survey. US Geological Survey 1:24,000 topographic maps indicate the locations of individual sections, along with associated township and range boundaries.

Mineral rights to the 12 sections now owned by Premier Gold were originally privately held. Surface rights are retained by the U.S. federal government. In 2009, Saddle Gold Inc. (Saddle Gold) completed a purchase agreement with the previous owners, the Petan Corporation (Petan) and Peter Jackson. Under the terms of the agreement, Saddle Gold undertook to make payments totalling US $13,000,000, beginning with a US $1,000,000 payment in 2009 and gradually escalating over a seven-year period, ending with a US $2,000,000 payment due in 2016. The payments are secured by a US $12,000,000 promissory note bearing a 5% annual rate of interest. In the event that Saddle Gold defaulted on its payment obligations, the mineral rights would revert to the sellers.

In 2010, Saddle Gold was acquired by Premier Gold. The aggregate purchase price paid by Premier Gold for all of the outstanding securities of Saddle Gold was US $24 million, with Premier Gold paying US $3.1 million in cash and issuing 5,442,357 common shares, at a deemed price of CDN $4.00 per share, to the stockholders of Saddle Gold.

Following the acquisition, Premier Gold holds all of the assets and liabilities of Saddle Gold, including the outstanding debt (the Saddle Debt) in the principal amount of US $12 million, through its wholly-owned Delaware subsidiary, Premier Gold Mines U.S.A. Inc. The Saddle Debt is secured, among other things, by the Saddle Property and the Emigrant Project royalty and is payable on an annual basis, with the last payment due on August 5, 2016.

Premier Gold also acquired its 1.5% production royalty on the Emigrant Project when it purchased Saddle Gold. The production royalty becomes payable upon the start of production from the Emigrant project and is calculated based on net refinery returns after deducting all freight, treatment and insurance charges with all royalty accruing in any month due and payable before the 25th day of the following month. Pursuant to, among other things, the lease agreement with Newmont, an additional 1% production royalty is payable to certain third parties in respect of the production from the Emigrant Project. Pursuant to the terms of the lease agreement with Newmont, Premier Gold is permitted to enter the Emigrant Project for purposes of inspecting the leased property,

Under terms of a warranty deed which transferred surface rights to the 12 sections from Petan to the U.S. federal government in 1965, Petan and its assigns or successors retain the right to use as much of the surface as may be required in prospecting for, locating, developing, producing and transporting coal, oil, minerals and any of their by-products. Premier Gold reports that personnel of the U.S. Bureau of Land Management Elko Field Office have indicated verbally that the federal government believes that this deed restriction exempts the owners of mineral rights from having to apply for federal permits to create disturbance associated with exploration and mining activities on the sections controlled by Premier Gold. The surface rights in respect of Section 4, T 31N., R 53E. and Section 33, T 32N., R 53E. were conveyed by the U.S. federal government to Newmont pursuant to a deed dated September 25, 1987.

Premier Gold has advised Micon that since its acquisition of Saddle Gold, Premier Gold has maintained its interest in the production royalty and that in connection with the reverse takeover transaction involving Bridgeport and Premier Royalty, Premier Gold intends to transfer the 1.5% production royalty on the Emigrant Project to Premier Royalty.

4.3          PERMITTING

The State of Nevada requires that a permit be obtained for any exploration project that disturbs more than 5 acres (2.037 ha) in any calendar year. Newmont carried out open pit mining at the Rain mine, Section 33, T 32N, R 53E, from 1988 to 1994 and at the SMZ pit, Section 4, T 31N, R 53E in 1994. These operations were located on the lands now held by Premier Gold. Compliance with federal reclamation requirements for these operations is governed by a Plan of Operations (POO) issued by the U.S. Bureau of Land Management (BLM). Newmont’s exploration activities in any sections under lease from Premier Gold are covered by a separate POO. The BLM considers details of environmental liabilities included in these POOs to be non-public information. Typically, the federal and state governments in the western U.S. require mining and exploration operators, at a minimum, to reclaim surface disturbance through recontouring and reseeding.

The Rain mine is also subject to State of Nevada reclamation requirements, which can be satisfied by compliance with federal requirements, and to the monitoring and closure provisions of a Water Pollution Control Permit issued by the Nevada Division of Environmental Protection. Nevada water pollution control regulations specify that inactive mine tailings impoundments must be characterized and covered to protect wildlife. In 1991, the Division of Environmental Protection modified Newmont’s Water Pollution Control Permit to require mitigation of acid mine drainage.

According to the Elko Daily Free Press of January 27, 2011, the BLM approved the Emigrant Project. The Newmont website notes that construction started in May, 2011, and that, mining was expected to commence in the second half of 2012. Micon infers from this that Newmont has obtained all of the permits and approvals necessary to build and operate the mine. However, Micon has been unable to verify this, since Premier Gold does not have access to the project data. Micon is not aware of any significant factors or risks that may affect Newmont’s access or ability to perform work on the Emigrant Project. Micon is not aware of any significant factors or risks that may affect Premier Gold’s title to the mineral interests that constitute the Emigrant Project.

Micon is unaware of any other outstanding environmental liabilities, other than those normally associated with owning an operating mine in the U.S., attached to the Emigrant Project, and is unable to comment on any remediation which may have been undertaken by previous companies.

5.0          ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1          ACCESSIBILITY AND LOCAL RESOURCES

Access to the Emigrant Project is via approximately 4.8 km of paved highway south from Carlin (Nevada State Highway 308), then over a well-maintained two-lane gravel road southeast from Highway 308. This road is the access for Newmont’s former Rain open pit and underground operation, as well as Premier Gold’s Saddle Project. Secondary dirt roads provide access to other areas of the property. Figure 5.1 is a view of the former Rain mine from the entrance to the site.

The main regional centre is Elko, Nevada which is situated approximately 32 km to the north-northeast. Elko is the main supply base, headquarters and primary residential centre serving the Carlin trend mines. Elko is also the main airport for the region, with daily flights to and from Salt Lake City.

The city of Elko is home to both the Newmont and Barrick Gold regional offices, as each owns a number of operating gold mines in the nearby Carlin Belt. The area is able to provide sufficient power, water and mining personnel to support a new operation. The region also continues to be the focus of exploration activities for gold mineralization by a number of junior companies.

5.2          CLIMATE AND PHYSIOGRAPHY

Elko County is located in the Great Basin desert. Annual precipitation for Elko averages 244 mm, with a maximum average of 29 mm in January and minimum average of 7.6 mm in July. The average monthly high and low temperatures are 32 °C in July and -10.1 °C in December. Average annual snowfall for the city of Elko is 92.4 cm. Precipitation in Elko County is strongly topographically controlled and the actual snowfall at the Emigrant Project is probably significantly greater as it is higher in elevation.

The Emigrant Project is situated in an area of rugged drainages and ridges in the northern Pinion range. The Pinion range is typical of mountain ranges in the Basin and Range physiographic province of the western US. Elevations in the area vary from approximately 2,259 m above sea level near the summit of a hill in the southeast corner of Section 29, T 32N, R 53E, to a minimum of approximately 1,762 m at the bottom of a drainage on the northern boundary of Section 15, T 32N, R 53E. Figure 5.2 is a general view of the topography, looking from Premier Gold’s Saddle Project towards the town of Carlin

The BLM investigated vegetation and wildlife in the property area in connection with the Draft Environmental Impact Statement for Newmont’s proposed Emigrant mine (Bureau of Land Management, 2008). This area includes Sections 4, 25 and 35 (being the section which contains the Emigrant Project, but ecological conditions in this area are broadly similar to the rest of the property held by Premier Gold.

Figure 5.1
View of the Former Rain Mine from the Entrance

Photograph taken from Micon’s Technical Report on the Saddle Deposit dated March 21, 2011 for Premier Gold Mines Limited.
Former Rain mine tailings pond located as the flat area in the right centre of the photograph.

Figure 5.2
General View of the Topography looking towards the Town of Carlin

Note: The Town of Carlin is in the centre of the photograph.

Vegetation consists of low shrubs (mostly sagebrush, rabbitbrush and antelope bitterbrush), forbes (including western hawksbeard, arrowleaf balsamroot, spurred lupine and Stansbury phlox), grasses and Utah juniper. In areas where there has been disturbance related to construction of drill pads and roads, invasive weeds such as Scotch thistle and cheat are present. Wildlife in the area consists primarily of deer, pronghorn antelope, mountain lions, bobcats, coyotes, badgers, rabbits, bats, various raptors (including golden eagles, hawks and owls), sage grouse, chukar, dove, songbirds, and small rodents and reptiles.

5.3          INFRASTRUCTURE AND PERMITTING

Operations at gold mines in north-central Nevada are typically conducted on a year-round basis, but may be occasionally impacted for short periods of time by exceptionally heavy snowfall.

The surface rights to the Emigrant Project are held by the U.S. federal government.

A power line which supplies electricity to Newmont’s Rain mine passes through Section 29, T 32N, R 53E. NV Energy provides electric power to mining companies throughout north-central Nevada.

Drilling in Section 29 encountered groundwater at depths of approximately 155 to 165 m. The BLM documented groundwater at depths of approximately 35 to 180 m in the Emigrant Project area. Mining companies can apply to the Nevada Division of Water Resources for water rights for mining and milling under Nevada Revised Statutes, Chapters 533-534.

Micon infers that, as Newmont has commenced the construction of the mine at the Emigrant Project, it has been able to secure all of the necessary permits to operate the mine. However, Micon has been unable to verify this, since Premier Gold does not have access to the Project data.

6.0          HISTORY

6.1          GENERAL HISTORY

Petan originally controlled the 12 sections which comprise the Saddle Project. Petan conveyed surface rights to the U.S. federal government in 1965, but retained the right to develop and mine most metallic mineral deposits as above. Petan sold the mineral rights to Saddle Gold in 2009. Saddle Gold was subsequently sold to Premier Gold in 2010.

6.2          HISTORICAL AND RECENT EXPLORATION

Exploration by Newmont in the 1980’s discovered the Emigrant deposit, parts of which lie on the Saddle Property in Sections 25 and 35, T 32N, R 53E, as well as a number of small satellite deposits near the Rain mine, including the SMZ (mined out) and Gnome. The latter two deposits are located on the Saddle Property in Section 4, T 31N, R 53E.

Newmont continued to conduct work on the Emigrant Project, following its discovery. Between 1982 and 1983, drilling was conducted on a 400 ft grid and, in 1990, drilling was conducted on a 200 ft grid.

6.3          RESOURCES AND RESERVES

Table 6.1 summarizes the resource and reserve estimates publically available for the Emigrant Project. These resource and reserve estimates are considered “historical estimates” within the meaning of NI 43-101. Micon does not know if any of these estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions and has not done sufficient work to classify the estimates discussed in this section as current estimates and while the information publically available indicates the presence of mineralization such data may not be relied upon. The key assumptions, parameters and methods used to prepare the estimates in Table 6.1 are not publically discussed and are unknown. Newmont, however, is a major gold mining company and its public reporting and disclosure is governed by securities law requirements with respect to, among other things accuracy. However, Premier Gold has advised that it is not treating the historical resource and reserve estimates as current mineral resources or historical reserves.

Table 6.1
Summary of Published Resource and Reserve Estimates for the Emigrant Project

Various Sources (Web Based and Government)
Source of Data	Resource and Reserve Estimate Particulars
Porter GeoConsultancy (Website, 2012)	4.5 Mt @ 1.2 g/t Au =5.2 t Au (Proven+Probable Reserve, 31/12/92, Christensen, 1993)
11.7 Mt @ 0.76 g/t Au (Total Geological Reserve, 27/12/89, McFarlane, 1991)
27.5 Mt @ 0.72 g/t Au (Total Geological Reserve, 1989, Coope, 1991)
46.6 t Au (Total mineable reserve, 2005, Newmont, 2005)
4.18 Mt @ 0.24 g/t Au (Indicated Resource, 2005, Newmont, 2005)
1.22 Mt @ 0.49 g/t Au (Inferred Resource, 2005, Newmont, 2005)
NBMG*, Bulletin 111, 2002	360,200 oz Au (14.6 million tons @ 0.025 opt) 11.2 t (13.1 Mt @ 0.86 g/t), Oxide Cut-off 0.01 opt
NBMG, Special Publication MI- 2008	Elko County, Rain Property, Emigrant Springs deposit, 2005: 1,531,165 oz Au (proven and probable reserves)
NBMG, Special Publication MI- 2010 (revised April 27, 2012)	Same as above
Newmont Publications from its Website
Source of Data	Resource and Reserve Estimate Particulars
2009 Reserves and Non Reserve Mineralization, As of December 31, 2009 (Disclosed in Newmont’s Annual Report filed on February 25, 2010)	Table for 2009 Equity Proven, Probable and Combined Gold Reserves, Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.2 million ounces.”
2010 Reserves and Non Reserve Mineralization, As of December 31, 2010 (Disclosed in Newmont’s Annual Report filed on February 24, 2011)	Table for 2010 Attributable Proven, Probable and Combined Gold Reserves,
Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.2 million ounces.”
2011 Reserves and Non Reserve Mineralization, As of December 31, 2011 (Disclosed in Newmont’s Annual Report filed on February 24, 2012)	Table for 2011 Attributable Proven, Probable and Combined Gold Reserves,
Footnote 2 “Includes undeveloped reserves at the Emigrant deposits for a combined total undeveloped reserves of 1.6 million ounces.”
*NBMG = Nevada Bureau of Mines and Geology.

7.0          GEOLOGICAL SETTING AND MINERALIZATION

7.1          REGIONAL GEOLOGY

The following is a review of the regional geologic and tectonic history of the central Great Basin.

  Rifting of the Precambrian basement occurred during the Neoproterozoic, creating an ocean basin on the western margin of North America.

  Deposition of continental margin Cordilleran miogeocline sediments, as well as deep- sea sediments which later comprised the Roberts Mountains allochthon and lower Golconda allochthon, took place in this rifted marine basin from the Neoproterozoic to the mid-late Devonian.

  The late Devonian to early Mississippian Antler orogeny thrust rocks of the Roberts Mountains allochthon over the those of the Cordilleran miogeocline.

  Deposition of continental/continental margin Antler overlap sequence sediments and deep-sea sediments comprising the protoliths of the middle-to-upper Golconda allocthon took place from the late Mississippian to late-Permian.

  The Permo-Triassic Sonoma orogeny thrust rocks of the Golconda allocthon over those of the Antler overlap sequence.

  Further basinal and shelfal sedimentation took place in a deep back-arc basin close to the continental margin during mid-Triassic to mid-Jurassic time.

  The mid-Jurassic Luning-Fencemaker thrust emplaced basinal over shelfal rocks, terminating continental margin sedimentation in the central Great Basin.

  Emplacement of back-arc plutons took place during the late-middle to late Jurassic.

  West-to-east migrating Laramide magmatism occurred during late Cretaceous to early Paleogene time, followed by northeast-to-southwest migrating late Eocene-early Miocene magmatism.

  Basin and Range extensional block faulting occurred from Miocene through Quaternary time.

The Emigrant Property is located at the south end of the Carlin Trend, a major northwest-striking regional-scale gold belt (Figure 7.1) . Cumulative mine production from the Carlin Trend through 2008 was 71.5 million ounces of gold (Nevada Bureau, 2009). During 2008, combined total gold production from the operations of Newmont and Barrick was 3.1 million ounces. It is estimated that, if current production trends continue, mining companies will have produced 100 million ounces by 2018.

Figure 7.1
Regional Geology Map, Carlin Trend

Modified from Geologic Overview of Carlin Trend Gold Deposits, Teal and Jackson (2002).

The following is a review of the principal geologic features, ore controls and deposit characteristics by Teal and Jackson (2002).

  The Roberts Mountains Thrust (Antler orogeny) places mainly Ordovician through Devonian basinal siliciclastic rocks of the Roberts Mountains allocthon over a suite of Ordovician through Mississippian mixed carbonate and clastic sedimentary rocks of the Cordilleran miogeocline.

  Rocks of the lower plate of the thrust (and locally their thermally metamorphosed equivalents) host all of the major orebodies.

Geologists have demonstrated three main episodes of igneous activity on the Carlin Trend through radiometric dating: Jurassic, Cretaceous and Eocene.

High-angle north-to-northwest and northeast-striking faults represent the principal district-scale structural ore controls. The former strike north-south to N60W, may have offsets of up to 800 m and are commonly intruded by dikes. These faults may display evidence of complex histories involving multiple episodes of normal and oblique slip. Northeast-striking faults may have offsets of up to 500 m and are much less commonly dike-intruded. Many of the most important gold deposits on the Carlin Trend are present at the intersections of these two fault sets, sometimes in the footwall of the northeast-striking structures. In addition to the high-angle faults, deposit-scale ore controls also include northwest trending anticlinal folds and both high-angle and stratiform breccia bodies.

Figure 7.2 is a geological map of the Rain sub-district within the Carlin Trend, which includes the Saddle Property.

Figure 7.2
Saddle Project Geology Map

Figure supplied by Premier Gold Mines Limited and dated September, 2012.

The Emigrant fault is a north-striking, normal fault that bounds the western margin of a prominent gravity anomaly east of the Rain open pit deposit and the Northeast fault. The fault hosts lamprophyre and monzonite dykes to the north and controls gold mineralization in the Emigrant deposit for nearly 2 miles (3 km) south of the intersection with the Northeast fault. The Emigrant fault appears to cross-cut the Northeast fault and to cause only minimal displacement to the fault. However, the intersection of the two faults is poorly understood. South of the intersection of the two faults, the Woodruff and Chainman Formations are juxtaposed against the Webb Formation. North of the intersection, the Diamond Peak Formation in the west is juxtaposed against the Woodruff and Chainman Formations to the east.

7.2          MINERALIZATION

The following description of the mineralogy of the ore and wall-rock alteration assemblages for the deposits in the Rain sub-district is quoted from Longo et al (2002):

“Development of the Rain hydrothermal system began with a passive stage of silicification along the contact to the Devils Gate Formation and Webb Formation. This consisted of early iron sulphides, arsenian pyrite, native gold, quartz and rutile. During this stage calcite dissolution and concurrent dolomite replacement of the Devils Gate Limestone occurred beneath the silicification. Mathewson and others (1994), Longo and others (1996), and Heitt (1996) recognized a spatially associated carbon depletion and outward enrichment (very fine, non-sulphidic black soot in fractures and along laminae of the mudstone), sulphidation (early disseminated pyrite that precipitated within pore spaces and fractures in the mudstone and developed an outer halo to the silicified ore zone) and carbonate enrichment above the silicified ore zone. From drill holes in the Tess and Saddle deposits, Longo and others (1996) identified a carbonate halo consisting of calcite veinlets, rare dolomite veinlets and carbonate replacement above silicified crackle breccia in the Webb Formation. The halo is most intense 5 to 30 feet (1.5 to 9 m) above the ore horizon where calcite fills fractures and replaces siltstones depleted in carbon. The carbon was pushed outward and enriched in fractures and along laminae in mudstone of the Webb Formation. A pyrite rich halo with veinlets of calcite and dolomite extends more than 300 feet (90 m) above the orebodies. The sulphidation, along with carbonization and carbonate mobilization and enrichment, are interpreted to have been synchronous with early ore stage development.”

“The early stage of passive silicification at Rain was followed by the main ore stage and subsequently by late veining and vug filling. The main ore stage was preceded by at least two events of hydrothermal brecciation and one event of collapse breccia all with intervening barite precipitation. Breccia and open spaces were filled by quartz with encapsulated elemental gold and pyrite with local arsenian overgrowths containing submicron gold and locally, breccias were flooded with quartz-apatite-rutile. Late veinlet and vug minerals include barite, minor amounts of sphalerite, orpiment and cinnabar. Supergene phosphates, chalcedony, iron oxides-hydroxides-sulphates, alunite and kaolinite developed due to oxidation of iron sulphide-bearing breccia.”

“The age of gold mineralization at Rain has been established by fission track dating of hydrothermal apatite in the silicified breccia: that date is 31.7+/ -10.3 Ma. It predates the oldest supergene alunite age of 22 Ma. Gold mineralization at Emigrant Springs postdates the age for an altered monzonite dyke of 37+/-0.8 Ma on magmatic zircon. Some evidence suggests that the early passive stage of silicification and possible early brecciation, predates the lamprophyre dykes. At Rain the lamprophyre dykes are intensely clay altered; however, biotite from a dyke in the Saddle deposit was dated at 38.89+/ -0.20 Ma.”

8.0          DEPOSIT TYPES

Carlin Trend orebodies display a range of geometric configurations varying from stratiform disseminated replacement bodies to silica-sulphide breccia pipes. Gold mineralization is associated with decalcification/decarbonitization, silicification and argillic alteration. Gold is present as 50 to 200 micron particles in the lattices of pyrite grains. Radioisotope dating of Carlin-type deposits in the Great Basin concluded that the Carlin Trend gold mineralization probably occurred between 39 Ma and 37 Ma. It has been estimated that the tops of the Carlin Trend deposits formed at depths of no greater than 1 km and were closely associated with the emplacement of Eocene plutons.

According to Longo et al (2002) “…gold orebodies in the Rain sub-district are found consistently in a zone along the Rain fault at the contact between the Devonian Devils Gate Formation and the Mississippian Webb Formation. The ore zone contains hydrothermal and collapse breccias in mudstone of the middle to lower Mississippian Webb Formation and micritic limestone of the upper Devonian Devils Gate Limestone. Mineralized pipe-like bodies of dolomite- and calcite-cemented breccia developed within the Devils Gate Limestone below the main ore zone and contain high-grade gold ore. Similar breccias described by Williams and others (2000) in the Rain open pit have supergene alunite-cement and much lower grade. Sandstone of the Devonian Oxyoke Canyon Formation also hosted weak gold mineralization 1,400 feet below the Rain open pit deposit.”

The Emigrant orebody has maximum plan dimensions of 1,100 x 600 m and occurs as a flat lying, faulted sheet up to 240 m, but generally less than 50 m, thick. The maximum thickness is adjacent to the Emigrant Fault. The deposit is located some 2.5 km to the east of the Rain mine and is immediately adjacent to, and in the footwall of, the north-northeast trending and west dipping, normal Emigrant Fault. The Emigrant Fault is occupied by a 15 m wide and 675 m long jasperoid breccia which is highly silicified with minor barite, alunite, jarosite and kaolinite. The gold mineralization is contained within the lower Carboniferous Webb Formation clastic sediments, closely overlying the unconformity with the underlying Devonian Devils Gate Limestone. Thin jasperoid outcrops to the east of the Emigrant Springs Fault occur at the surface and form a bedding-parallel dip-slope. Gold grades are consistently lower than at the Rain mine.

The ore types are siliceous and oxidized. Barite is present but concentrations are significantly less than at the Rain mine. All of the ore is oxidized and no carbon/sulphide mineralization has been identified.

9.0          EXPLORATION

Premier Gold has not conducted any exploration on the Emigrant Project and does not have access to Newmont’s data. All exploration on the Project has been conducted by Newmont and Newmont is under no obligation to share any of the data with Premier Gold.

10.0         DRILLING

Premier Gold has not conducted any drilling on the Emigrant Project and does not have access to Newmont’s data.

11.0         SAMPLE PREPARATION, ANALYSES AND SECURITY

Premier Gold has not conducted any sampling programs on the Emigrant Project.

12.0         DATA VERIFICATION

Micon did not conduct a site visit to the Emigrant Project. Premier Gold has requested, from Newmont, but has not been provided with access to any non-public information or data relating to the Emigrant Project. Part 9 of NI 43-101 provides that, where such access has not been granted to a royalty holder. the royalty holder is not required to perform an onsite visit of the project site, nor is it required to complete those items under NI 43-101 that require data verification, inspection of documents , or personal inspection of the property.

In addition to reviewing Premier Gold’s limited data on the Emigrant Project, Micon conducted research on the internet from various sources and compiling the information for this report. Much of the information was obtained from Newmont’s website and Micon has no reason to doubt its validity.

13.0         MINERAL PROCESSING AND METALLURGICAL TESTING

Premier Gold has conducted no metallurgical testwork on samples of mineralized material from the Emigrant Project and does not have access to Newmont’s data.

14.0         MINERAL RESOURCE ESTIMATES

Mineral resource estimates reported by Newmont and others for the Emigrant Project, through time, have been summarized in Section 6 of this report. Micon does not know if any of these estimates were compiled in accordance with the CIM standards and definitions. Micon has not done sufficient work to classify the resources as current and as such they should not be relied upon.

15.0         MINERAL RESERVE ESTIMATES

Mineral reserve estimates reported by Newmont and others for the Emigrant Project, through time, have been summarized in Section 6 of this report. Micon does not know if any of these estimates were compiled in accordance with the CIM standards and definitions. Micon has not done sufficient work to classify the reserves as current and as such they should not be relied upon.

16.0         MINING METHODS

Newmont has reported that the Emigrant deposit will be mined by open pit methods, with mining expected to commence in the second half of 2012 and to continue for approximately 8 years.

17.0         RECOVERY METHODS

Newmont has reported that gold will be recovered from the Emigrant deposit by heap leaching techniques. Leaching is expected to continue for approximately 15 years.

18.0         PROJECT INFRASTRUCTURE

Newmont is responsible for providing the infrastructure necessary for operation of the Emigrant Project. Newmont has reported that it will use the existing maintenance facility at the Rain mine as part of this infrastructure. The facility is located approximately one mile from the Emigrant Project.

19.0         MARKET STUDIES AND CONTRACTS

The Emigrant Project will produce gold, which is a readily saleable commodity in world markets. Newmont is a well-established and major gold producer.

20.0         ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The following information was published in a January 27, 2011 article entitled “BLM approves Emigrant Project” in the Elko Daily Free Press newspaper:

  The U.S. Bureau of Land Management (BLM) approved Newmont’s plans for an open pit gold mine at the Emigrant Project.

  Proposed operations would last through 2020, with closure operations continuing until 2024.

  Employment at the Project is expected to be approximately 180 people.

  The existing maintenance facility the former Rain mine will be used for the Emigrant Project.

  Potential acid rock drainage concerns will be addressed by plans calling for encapsulating any acid-generating rock in acid-neutralizing material.

  Authorization has been granted for the disturbance of 1,170 acres of public land, including 442 acres of public surface and private mineral estate, and 248 acres of private land.

  The authorization allows Newmont to mine 92 million tons of ore and 83 million tons of waste rock and to construct a zero discharge heap leach facility on 344 acres, including 214 acres of public land.

No other information is available with respect to environmental, permitting or social and community impact studies conducted for the Emigrant Project. Newmont reports, however, that construction of the Project commenced in 2011, implying that all environmental studies had been completed, and all necessary permits had been obtained, in compliance with both federal and Nevada regulations.

21.0         CAPITAL AND OPERATING COSTS

No information is available with respect to estimated capital expenditures or operating costs for the Emigrant Project.

22.0         ECONOMIC ANALYSIS

No economic analysis has been conducted by Micon on the Emigrant Project, as the magnitude and timing of payments due under Premier Gold’s royalty interest will depend on future production from the Emigrant Project, for which no information is presently available.

23.0         ADJACENT PROPERTIES

Other mineral zones near the Emigrant Project (Section 35) include the Saddle deposit, currently being explored by Premier Gold, and the following deposits:

  The Tess/Rain Extension deposits, previously mined by underground methods.

  The Rain deposit, previously mined by Newmont using open pit methods.

  The Gnome deposit.

  The SMZ deposit, previously mined.

  The BJ Hill deposit.

  The Snow Peak deposit.

  The Evans mine prospect, located approximately 6 km east-southeast of the southeast corner of Section 35. Core drilling by Staccato Gold Resources Ltd. in 2008 tested altered and geochemically anomalous carbonate rocks of the Devonian Nevada Group, but did not encounter significant gold (press release, 2008).

Figure 23.1 shows the approximate locations of these deposits, except for the Evans mine prospect.

Micon has not verified the information regarding the adjacent properties described herein. The information contained in this section of the report, is not necessarily indicative of the mineralization at the Emigrant Project.

Figure 23.1
Adjacent Mineral Zones or Deposits

From Longo (2002), Geologic Overview of the Rain Sub-district.

24.0         OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding the Emigrant Project are included in other sections of this report.

25.0         INTERPRETATION AND CONCLUSIONS

Premier Gold owns a 1.5% production royalty on the Emigrant Project, which Newmont is currently developing. The royalty, upon being transferred, will allow Premier Royalty to benefit financially from a Project that represents a portion of Newmont’s potential future production from its Carlin Belt operations.

According to Newmont’s website, the operating life of the Emigrant Project could last about eight years for mining and 15 years for heap leach processing. Thus, Premier Royalty is expected to benefit from its royalty interest for a significant period.

26.0         RECOMMENDATIONS

26.1         PROJECT BUDGET

As Premier Gold does not participate in the Emigrant Project it does not have any expenditures related to that Project.

26.2         RECOMMENDATIONS

Since Premier Gold does not participate in the decision-making process for the Emigrant Project, Micon makes no recommendations for the future course of the Project.

27.0         DATE AND SIGNATURE

MICON INTERNATIONAL LIMITED

“William J. Lewis”

William J. Lewis, P.Geo.
Senior Geologist	Publication Date: September 10, 2012
Effective Date: September 10, 2012

28.0         REFERENCES

Elko Daily Free Press, (2012), Premier, Newmont form joint venture, January 26, 2012 article on website.

Elko Daily Free Press, (2011), BLM Approves Emigrant Project, January 27, 2011 article on website.

Harris and Thompson, (2012), Third Supplemental Title Opinion on Petan/Jackson Mineral Interests, Saddle Property, Elko County, Nevada, 15 p, plus appendixes.

Heitt, D.G., (1996), Rain Underground, 1995 End of Year Report: Newmont Exploration Ltd. Internal report.

Longo, A.A. et al, (2002), Geologic Overview of the Rain Sub-district, Nevada Bureau of Mines and Geology, Bulletin 111, Gold Deposits of the Carlin Trend, 168 to 203 pp.

Longo, A.A. et al, (1996), Newmont Exploration Ltd. Rain Folio, 1995 Annual Report: internal report, 10 p.

Mathewson, D.C. et al. (1994), Rain folio 1993 annual report: Newmont Exploration Ltd.

Nevada Bureau of Mines and Geology, (2011), The Nevada Mineral Industry 2010, Special Publication MI-2010, p 54.

Nevada Bureau of Mines and Geology, (2009), The Nevada Mineral Industry 2008, Special Publication MI-2008, p 88.

Nevada Bureau of Mines and Geology, (2009), The Nevada Mineral Industry 2008, Special Publication MI-2008, p 88.

Newmont, (2012), 2011 Newmont Mining Corporation Annual Report and Form 10K, Newmont website, 170 p.

Newmont, (2012), 2011 Reserves and Non-Reserve Mineralization, As of December 31, 2011, Disclosed in Newmont’s Annual Report Filed on February 24, 2012, Newmont website, 8 p.

Newmont, (2011), 2010 Reserves and Non-Reserve Mineralization, As of December 31, 2010, Disclosed in Newmont’s Annual Report Filed on February 24, 2011, Newmont website, 10 p.

Newmont, (2011), Nevada Site Tour, July 11, 2011, Newmont website, 31 p.

Newmont, (2011), Emigrant Project Underway, September 6, 2011, Newmont website, 1 p.

Newmont, (2010), 2009 Reserves and Non-Reserve Mineralization, As of December 31, 2009, Disclosed in Newmont’s Annual Report Filed on February 25, 2010, Newmont website, 10 p.

Porter GeoConsultancy Website, (2012), Rain, Emigrant Springs, Gnome, SMZ (Southern Mineralized Zone, Tess, Nevada, USA, Web Database, 4 p.

Premier Gold Mines Limited, (2012), Premier Royalty Corporation “ A Growing Opportunity”, pdf presentation, 10 p.

Teal, L. and Jackson, M (2002), Geologic Overview of the Carlin Trend Gold Deposits, Nevada Bureau of Mines and Geology, Bulletin 111, Gold Deposits of the Carlin Trend, 9 to 19 pp.

Williams, C.L., et al., (2000), Gold-bearing breccias of the Rain Mine, Carlin trend, Nevada, USA: Economic Geology, v95, p. 391-404.

29.0         CERTIFICATE OF AUTHOR

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the author of this Technical Report on the Emigrant Project for Premier Gold Mines Limited, Premier Royalty Corporation and Bridgeport Ventures Inc., I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (Membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

  Association of Professional Engineers and Geoscientists of British Columbia (Member # 20333)

  Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member #1450)

  Association of Professional Geoscientists of Ontario (Member # 1522)

  The Geological Association of Canada (Associate Member # A5975)

  The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Emigrant Project since Premier has not been granted access by Newmont to non-public information and data relating to the Emigrant Project;

7)	I have had no prior involvement with Emigrant Project;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)

I am independent of Premier Gold Mines Limited, Premier Royalty Corporation, Bridgeport Ventures Inc., Newmont Mining Corporation and related parties as defined by NI 43-101, and have only provided consulting services to Premier Gold;

10)	I have read NI 43-101 and this Technical Report has been prepared in compliance with this Instrument;

11)

I am responsible for all sections of this Technical Report dated September 10, 2012 and entitled “NI 43-101 Technical Report Regarding the 1.5% Production Royalty Held on the Emigrant Project Elko County, Nevada USA”;

12)	The effective date of the Technical Report is the same as the publication date of September 10, 2012.

Dated this 10th day of September, 2012

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,